Term Sheet	Term Sheet to Prospectus Supplement
To prospectus dated January 13, 2014 and prospectus supplement dated January 16, 2014	Registration Statement No. 333-193321 Dated January 16, 2014 Filed Pursuant to Rule 433

5.625% Senior Notes due 2044

Legg Mason, Inc.

Issuer:	Legg Mason, Inc.

Security:	5.625% Senior Notes due 2044

Offering Format:	SEC-registered

Trade Date:	January 16, 2014

Settlement Date:	January 22, 2014 (T+3)

Size:	$400,000,000

Maturity:	January 15, 2044

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2014

Denominations:	$2,000 and increments of $1,000

Benchmark Treasury:	3.625% due August 15, 2043

Benchmark Treasury Price / Yield:	97-05+ / 3.785%

Spread to Benchmark Treasury:	T + 195 basis points

Yield:	5.735%

Coupon:	5.625%

Price to Public:	98.435%

Net Proceeds to Issuer (before expenses):	$390,240,000

Make-Whole Call:	T + 30 basis points

Day Count Convention:	30/360, Unadjusted

CUSIP / ISIN:	524901AR6 / US524901AR65

Expected Ratings*:	Moody’s: Baa1 (Stable) / S&P: BBB (Positive)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Senior Co-Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The information in this pricing term sheet supplements the preliminary prospectus dated January 16, 2014 (the “Preliminary Prospectus”) and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. For more complete information about the offering, you should review the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at (212) 834-4533 or Citigroup Global Markets Inc. at (800) 831-9146.

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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